EXHIBIT 99.7

ASX: ALD | TSX: ALG | AIM: AGLD	11 March 2010

Board Appointment

Allied Gold Limited is pleased to announce that Mr Terence Sean Harvey has been appointed to the Board of Allied as an Independent Non-Executive Director and Canadian resident director with immediate effect.

Mr Harvey has over 20 years experience in the mining sector; having spent 10 years in investment and merchant banking and the last 10 years holding senior executive and board positions with various mining companies. Mr. Harvey was President and CEO of Orvana Minerals Corp. from 2005 to 2006. Previously, he was President and CEO of TVX Gold at the time of its sale to Kinross Gold in 2003 and, subsequent to that, was President and CEO of Atlantico Gold, a private company involved in the development of the Amapari Project in Brazil that was sold to Wheaton River Minerals Ltd. (presently Goldcorp Ltd). Mr. Harvey also currently sits on several other mining company boards.

Mr. Harvey holds an Honors Bachelor of Arts degree in Economics and Geography from Carleton University, Master of Arts degree in Economics from Carleton University, a Bachelor of Laws degree from the University of Western Ontario and a Master of Business Administration degree from the University of Toronto. He is also a Member of the Law Society of Upper Canada.

Mark Caruso, Executive Chairman and CEO, commented:
“ The company undertook a thorough search to identify a suitable Canadian /North American Director. Mr Harvey’s appointment to the Board of Allied further enhances the geographic structure of the Allied Board. His experience in both the Corporate and Mining sector will be of significant benefit to the Company and we look forward to his valuable contribution. ”

About Allied Gold: The Simberi gold mine (60km from Lihir Island) has produced 150,000 ounces since production commenced in February 2008.  Production in 2010 is expected to be approx 75,000-80,000 ounces, with an expansion later in the year to lift Simberi plant throughput from 2Mtpa to 3Mtpa and gold output towards 100,000 ozpa.   The 100,000 ozpa Simberi sulphide project is expected during 2011.  Allied acquired the Gold Ridge project in the Solomons Islands in late 2009 and pre-development works are currently underway, with production of 120,000 ozpa expected in FY2012.The company’s combined resource inventory now stands at in excess of 7.9 Million ounces of gold underpinning its current and future increases in production.

For more details, please contact:

Mr Mark Caruso	Executive Chairman	08 9356 2776

Mr Frank Terranova	Chief Financial Officer	07 3252 5911

Mr Simon Jemison	Collins Street Media	03 9224 5319